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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                                Neurologix, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    64125U109
                                 (CUSIP Number)

                                  May 10, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 64125U109

1.    NAMES OF REPORTING PERSONS:                    DaimlerChrysler Corporation
                                                        Master Retirement Trust,
                                                      as direct beneficial owner
                                                        and Investment Committee


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY):                                                13-3112458

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP:                                                             (A) [ ]
                                                                         (B) [ ]
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:                             Michigan

                   5.    SOLE VOTING POWER:                                    0
NUMBER OF SHARES
  BENEFICIALLY     6.    SHARED VOTING POWER:                         3,735,535*
  OWNED BY EACH
REPORTING PERSON   7.    SOLE DISPOSITIVE POWER:                               0
      WITH:
                   8.    SHARED DISPOSITIVE POWER:                    3,735,535*

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON:                                               3,735,535*

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                            [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (9):                                                             12.3%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):                            EP

* Assuming conversion of 142,857 shares of Series C Convertible Preferred Stock into 2,808,569 shares of Common Stock and the exercise of 926,966 Warrants to purchase 926,966 shares of Common Stock.


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ITEM 1    (a)  Name of Issuer: Neurologix, Inc. (the "Company")

          (b)  Address of Issuer's Principal Executive Offices:

                    One Bridge Plaza
                    Fort Lee, New Jersey 07024

ITEM 2    (a)  Names of Persons Filing:

                    DaimlerChrysler Corporation Master Retirement Trust, as direct beneficial owner of the Company's securities (the "Trust") and the investment committee (the "Investment Committee")

          (b)  Address of Principal Business Office or, if none, Residence:

                    For the Trust:

                           c/o State Street Corporation
                           Institutional Investor Services
                           Two World Financial Center
                           225 Liberty Street, 24th Floor
                           New York, NY 10281

                    For Investment Committee:

                           1000 Chrysler Drive
                           Auburn Hills, MI 48326

          (c)  Citizenship: U.S.A.

          (d)  Title of Class of Securities:

          Common Stock, par value $0.001 per share ("Common Stock").

          (e)  CUSIP Number:

          Common Stock: 64125U109

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) [X] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


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          (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.   Ownership.

          The Trust is the direct beneficial owner, and the Investment Committee is the indirect beneficial owner, of 142,857 shares of Series C Convertible Preferred Stock (the "Series C Stock") and 926,966 Warrants (the "Warrants") to purchase Common Stock. Each share of Series C Stock is currently convertible, at the option of the holder, into approximately 19.66 shares of Common Stock and each Warrant is currently exercisable to purchase shares of Common Stock at an exercise price of $2.05 per share.

          1.  Amount beneficially owned: 3,735,535*

          2.  Percent of class: 12.3%

          3.  Number of shares as to which each person has:

              1.  Sole power to vote or to direct the vote: 0

              2.  Shared power to vote or to direct the vote: 3,735,535*

              3.  Sole power to dispose or to direct the disposition of: 0

                  Shared power to dispose or to direct the disposition of:
                  3,735,535*


          * Assuming (i) conversion of the Series C Stock into 2,808,569 shares of Common Stock and (ii) exercise of the Warrants to purchase 926,966 shares of Common Stock.

ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

ITEM 8.   Identification and Classification of Members of the Group.

          Not applicable.


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ITEM 9.   Notice of Dissolution of Group.

          Not applicable.

ITEM 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2006

                                        DAIMLERCHRYSLER CORPORATION MASTER
                                        RETIREMENT TRUST

                                        By: STATE STREET BANK AND TRUST
                                            COMPANY, as Directed Trustee


                                        By: /s/ Steve W. Sovany
                                            ------------------------------------
                                            Name:  Steve W. Sovany
                                            Title: Vice President





                                        DAIMLERCHRYSLER CORPORATION MASTER
                                        RETIREMENT TRUST Investment Committee


                                        By: /s/ Robert L. Watson
                                            ------------------------------------
                                            Name:  Robert L. Watson
                                            Title: Senior Manager, Investment
                                                   Manager/Savings Plans



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